William H. Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

United States

13 October 2017

By EDGAR

Dear Mr. Thompson

Re:	National Grid plc
Form 20-F for the fiscal year ended 31 March 2017
Filed on 6 June 2017
Form 6-K filed 18 May 2017
File No. 1-14958

By letter dated 15 September 2017, the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided certain additional comments on the above referenced Form 20-F (the “2017 Form 20-F”) and Form 6-K (the “Form 6-K”) of National Grid plc (“National Grid”, “the Company”). This letter contains the Company’s response to the Staff’s additional comments. For your convenience, the comments are repeated below, prior to the response.

Please note: paragraph references included in your letter dated 15 September 2017, but which relate to statements made in our response of 30 August 2017, are shown in brackets.

Form 20-F for the fiscal year ended 31 March 2017

Other unaudited financial information, page 193

1. You state in your response to comment [2] that the measures are not non-GAAP measures defined by Item 10(e)(2) of Regulation S-K. Instead you believe they are Regulatory Performance Measures. Please tell whether the measures are required by a regulatory agency. If the measures are not currently required to be disclosed by IFRS, Commission Rules or regulatory requirements, you should disclose that the measures are non-GAAP measures and comply with Item 10(e) of Regulation S-K. Please advise. Please refer to Item 10(e)(5) in Regulation S-K and to our updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically question 102.12.

Response

The measures in question, per the Staff’s letter of 3 August 2017, are: Group return on equity; UK regulated return on equity; US regulated return on equity; regulated asset base; and value added, including value added per share.

None of these measures are specifically required to be reported by a regulatory agency; however, as described below, they are calculated in part from financial information used to derive measures sent to and used by National Grid’s regulators in the UK and US.

Given their use in the internal monitoring of performance, and the use of such measures in determining elements of executive remuneration, the Company considers them to be important supplemental measures of its performance for disclosure within the Form 20-F.

For the reasons set out below, the Company believes that it is not possible to provide meaningful reconciliations of those measures to the nearest directly comparable IFRS financial measure that would be relevant or useful to the reader.

As shown in the table presented below, each of the measures is derived in part from regulatory asset value (“RAV”) for the UK businesses and/or rate base in the US for each business. Both of these measures reflect the way in which the Company’s regulators assess its performance and also how National Grid monitors performance.

Measure	Derived from UK RAV?	Derived from US Rate Base?
Group return on equity	Yes	Yes
UK regulated return on equity	Yes	—
US regulated return on equity	—	Yes
Regulated asset base	Yes	Yes
Value added	Yes	Yes
Value added per share	Yes	Yes

In order to provide reconciliations of the above regulatory performance measures to IFRS, it would be necessary to reconcile UK RAV and US rate base figures to the nearest directly comparable IFRS financial measures. Set out below is further information concerning the bases on which the UK RAV and US rate base are determined, and the associated challenges which prevent a meaningful reconciliation to IFRS. The Company submits, however, that the enhancements to the disclosures proposed in Appendices A and B allow the reader to understand the reasons for this conclusion.

UK RAV

The RAV for each of National Grid’s UK Electricity, UK Gas Transmission and UK Gas Distribution businesses is calculated in accordance with principles set down by the UK Office of Gas and Electricity Markets (“Ofgem”), the UK’s energy utility economic regulator. The RAV is ultimately determined by Ofgem, however the Company, as is established practice in the UK, has full access to the model used by Ofgem and, accordingly, is able to calculate the RAV of each business annually. The concept of RAV was introduced following privatisation of the electricity and gas industries in the UK. Subsequent to privatisation in the early 1990s, the RAV for our UK Electricity Transmission Business (which is the largest of National Grid’s three regulated UK businesses) was determined by the regulator with regards to a valuation of the UK Electricity Transmission business as a whole, and not with specific reference to a then-extant UK GAAP measure for property, plant and equipment (“PP&E”), or a close equivalent.

The RAV for each business has been updated annually in a roll-forward since this time based on the regulatory principles set by Ofgem, which are not in accordance with IFRS and evolve over time. For example: (i) items which qualify for addition into the RAV include elements which do not meet capitalisation criteria under IFRS, as well as certain elements which would be treated as intangible rather than tangible under IFRS; (ii) depreciation is based on a simplified profile and does not take into account the individual asset categories; (iii) a measure of UK inflation is added annually; and (iv) adjustments are made to appropriately share “value creation” (as defined by the regulator) between the Company and its customers.

The principles for rolling forward the RAV have also changed as a result of Ofgem’s updates to the regulatory regime in 2012.

The substantial differences in measurement bases between any IFRS position and RAV, the time period over which those differences have existed, and the fact that the original RAV was established over 20 years ago and was not directly derived from an IFRS balance sheet, means any reconciliation between the two bases would have significant and substantial reconciling items. For this reason, the Company does not consider there to be a directly comparable IFRS measure in order to provide a meaningful reconciliation for UK RAV.

US rate base

In the US, rate base is a regulatory measure determined for each of National Grid’s 10 main operating companies. US rate base is the combination of rate bases across these companies. Rate base is the value of property and other assets or liabilities on which a public utility is permitted to earn a specified rate of return as allowed by regulatory authorities such as the Federal Energy Regulatory Commission (“FERC”) and various State Public Utility Commissions in the jurisdictions in which National Grid operates in the US.

Each rate base is calculated reflecting the specifics of the regulatory agreement negotiated between each individual company and the relevant regulator in its jurisdiction. Such negotiations result in different allocations of specific balances to rate base. Typically, rate base will include PP&E. However, the amount of other material items such as construction work in progress, deferred tax or working capital that are allowed to be recognised within rate base varies by jurisdiction and by company; the basis of these allocations does not have a basis in any GAAP. This also includes allocations of regulatory assets and regulatory liabilities which have no basis under IFRS.

In order to determine the US return on equity, the Company takes a weighted average of the returns as reported for each of the jurisdictions. These returns are derived using the rate base in each company.

Given the above, the Company does not consider there to be a directly comparable GAAP measure in order to provide a meaningful reconciliation for US rate base. The Company discloses the rate base as it is an important component used by regulators in establishing future revenue requirements in current and future rate proceedings and as a result provides insights to investors over future earnings and cash flow potential.

Form 6-K filed May 18, 2017, Exhibit 99.1

2. You state in response to comment [3] that other than the measures addressed in comment [2], you believe the measures identified constitute non-IFRS measures that Company will undertake to ensure compliance with Regulation G in future filings. Please tell us whether or not you believe discontinued return on equity and regulatory asset value represent non-IFRS measures and how you plan to disclose the measures in future filings.

Response

Discontinued return on equity and discontinued regulatory asset value as presented in the Form 6-K represented the Company’s regulatory performance measures in relation to its UK Gas Distribution business, which was accounted for as a discontinued operation in the year ended 31 March 2017. Following the completion of the sale transaction, the Company accounts for the retained 39% interest as an associate.

The Company’s retained interest will be treated as part of its continuing operations, and accordingly the presentation of return on equity and RAV pertaining to the UK Gas Distribution business will form part of the analysis of the performance and position of the Group’s continuing business.

Return on equity and RAV are regulatory performance measures derived from the UK RAV in the same manner as described in the response to question 1 above. They are not derived from IFRS and as described in the response to question 1 above, a meaningful reconciliation to a directly comparable IFRS measure is therefore not possible.

We do not plan to disclose “discontinued return on equity” or “discontinued regulatory asset value” in our Form 20-F for the fiscal year ending 31 March 2018.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +44 207 004 3033 or via e-mail at andrew.bonfield@nationalgrid.com.

Sincerely,

/s/ Andrew Bonfield

Finance Director

National Grid plc

cc:	Jason Niethamer, Securities and Exchange Commission
Alison Kay, National Grid plc
Thomas B. Shropshire, Jr., Linklaters LLP

Appendix A – additional disclosures for future filings

In future filings the Company proposes to include additional disclosure as underlined below as an introduction to our ‘Other unaudited financial information’ section. The full introductory narrative from page 193 of our 2017 Form 20-F has been included to provide further context.

The enhanced disclosure is intended to set out the reasons why the Company’s management believes presentation of the measures provides useful information to investors regarding the Company’s financial condition and results of operations. For the measures specifically raised in the Staff’s comment, extracts have been included from the proposed section to set out the importance of each measure – see Appendix B.

The text is subject to revision as the Company completes the drafting process for the Form 20-F for the fiscal year ending 31 March 2018, and so the final version may differ from that shown below, although its emphasis will be similar. In particular, as the Company no longer controls the UK Gas Distribution business, any measures disclosed on this are yet to be determined.

“Other unaudited financial information

Within the annual report a number of financial measures are presented. These measures have been categorised as Alternative Performance Measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-GAAP Financial Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of the underlying performance of the Group. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS: net revenue, adjusted operating profit including and excluding timing, adjusted earnings per share including and excluding timing, net debt, capital investment, funds from operations (FFO), FFO/interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure.

In addition to these APMs, we also have APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures. They comprise: Group return on equity (RoE), UK and US regulatory RoE, Regulated Asset Base, regulated asset base growth, regulatory gearing, annual asset growth, value growth and value added including value added per share. These measures reflect, in particular, the inputs used by utility regulators to set the allowed revenues for many of our businesses. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business.

We use these measures to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company’s Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) and contribute to how we reward our employees. We consider that such regulatory measures are important supplemental measures to our IFRS reporting to ensure a complete understanding of Group performance.

As the starting point for our Regulatory Performance Measures is not IFRS, and the assumptions used to drive change in these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS.”

Appendix B – Narrative disclosure extracts for Regulatory Performance Measures

The following disclosure extracts represent introductory wording for the measures discussed in the Company’s response above. Supplementary calculations and tables are included in the 2017 Form 20-F and will also be included in the Form 20-F for the fiscal year ending 31 March 2018.

“Group return on equity

Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and minority interests.

We use Group RoE to measure our performance in generating value for our shareholders and a target for Group RoE is included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes.

Group RoE is underpinned by our regulated asset base. For the reasons noted further below, no reconciliation to IFRS has been presented as we do not believe it would be meaningful.

UK regulated return on equity

UK regulated RoEs are a measure of how the businesses are performing against the assumptions used by our regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator and that RPI inflation is equal to a long-run assumption of 3.0%. They are calculated by dividing elements of out- or under-performance versus the regulatory contract by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE.

This is an important measure of UK regulated business performance and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing under the RIIO framework and also helps investors to compare our performance with similarly regulated UK entities. Reflecting the importance of this metric, it is also a key component of both the APP and LTPP schemes.

The UK RoE is underpinned by the UK RAV. For the reasons noted further below, no reconciliation to IFRS has been presented as we do not believe it would be meaningful.

US regulated return on equity

US regulated RoE is a measure of how a business is performing against the assumptions used by the regulator. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure.

This is an important measure of our US regulated business performance and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of this metric, it is also a key component of both the APP and LTPP schemes.

The US return is based on a calculation which gives proportionately more weighting to those jurisdictions which have a greater rate base as measured under US GAAP; there is no equivalent concept of rate base under IFRS. The US RoE is underpinned by the US rate base. For the reasons noted further below, no reconciliation to IFRS has been presented as we do not believe it would be meaningful.

Regulated asset base

The regulated asset base is a regulatory construct, based on pre-determined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term and this in turn contributes to delivering shareholder value. Our regulated asset base is comprised of our regulatory asset value in the UK, plus our rate base in the US.

Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 5% and 7% growth in regulated asset base each year through continued investment in our networks in both the UK and US.

In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990 and as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric and, therefore, it is not possible to provide a meaningful reconciliation between the two.

In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not possible to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure.

Value added

Value Added is a measure that reflects the value to shareholders of our dividend and the growth in National Grid’s regulated and non-regulated assets (as measured in our rate base, for regulated entities), net of the growth in overall debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements.

Value added is derived using our regulated asset base and, as such, it is not possible to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base.”